[Letterhead of American Express]

March 4, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michelle Stasny

Re:	American Express Receivables Financing Corporation VIII LLC
American Express Issuance Trust II
Form S-3 Registration Statement
File No. 333-185503 and 333-185503-01

Dear Ms. Stasny:

On behalf of American Express Receivables Financing Corporation VIII LLC and American Express Issuance Trust II, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m. (EST) on March 6, 2013, or as soon thereafter as practicable.

The registrants acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Very truly yours,

AMERICAN EXPRESS RECEIVABLES FINANCING CORPORATION VIII LLC

By:	/s/ Anderson Y. Lee
Name: Anderson Y. Lee
Title: Vice President and Treasurer